Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 2, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10639
Convertible & Income Select Closed-End and ETF Portfolio, Series 11
(the “Trust”)
CIK No. 1959265 File No. 333-269679

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.Please specify any criteria as to credit quality, maturity or duration, and include relevant risk disclosure.

Response:The Trust has no criteria as to credit quality, maturity or duration and therefore respectfully declines to add any additional disclosure.

2.If any of the ETFs or Closed-End Funds in the Trust’s portfolio are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, please add disclosure addressing the potential conflicts arising from and benefits to First Trust Advisors L.P. from the Trust’s investment in such ETFs or Closed-End Funds.

Response:The Trust does not anticipate holding ETFs or Closed-End Funds that are advised by the Sponsor’s affiliate, First Trust Advisors L.P. However, if the Trust’s final portfolio contains any ETFs or Closed-End Funds advised by the Sponsor’s affiliate, appropriate disclosure will be added to the Trust’s prospectus.

Risk Factors

3.If the Trust has exposure to any underlying Funds that invest in bonds that reference LIBOR, please add appropriate risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to bonds that reference LIBOR, appropriate disclosure will be added to the Trust’s prospectus.

4.The Staff notes that the Sponsor included the large capitalization risk and a reference to companies with various market capitalizations in the disclosure for the prior series. Please clarify why this disclosure was removed.

Response:The Trust notes that the Trust’s exposure in the prior series to both large capitalization companies and small and/or mid capitalization companies was below 10% based on the final portfolio, and therefore both risks appeared in the Non-Principal Risk section. If, based on the Trust’s final portfolio, the Trust has exposure to large capitalization companies and small and/or mid capitalization companies then relevant disclosure will be added to the prospectus either in the Principal Risk section or Non-Principal Risk section depending on the level of exposure.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon